SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No....)

Vringo, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

(CUSIP Number)

92911N104

(Date of Event Which Requires Filing of this Statement)

January 27, 2011

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92911N104
(1)	Names of reporting persons. David Goldfarb
(2)	Check the appropriate box if a member of a group (see instructions) (a) (b)
(3)	SEC use only
(4)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 363,619
(6) Shared voting power 0
(7) Sole dispositive power 363,619
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 363,619
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row 9 6.5%
(12)	Type of reporting person (see instructions) IN

Item 1.

Item 1	(a)	Name of issuer:

Vringo, Inc.

Item 1	(b)	Address of issuer’s principal executive offices:

18 E. 16th St., 7th floor; New York NY 10003

Item 2.

	2(a)	Name of person filing:

David Goldfarb

	2(b)	Address or principal business office or, if none, residence:

7 Hairis St.; Beit Shemesh Israel

	2(c)	Citizenship:

USA

	2(d)	Title of class of securities:

Common Stock

	2(e)	CUSIP No. :

92911N104

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐	Broker or dealer registered under Section 15 of the Act;

b.	☐	Bank as defined in Section 3(a)(6) of the Act;

c.	☐	Insurance company as defined in Section 3(a)(19) of the Act;

d.	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

e.	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

k.	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	a.	Amount beneficially owned:

363,619 (1)

	b.	Percent of class

6.5%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote

363,619

		ii.	Shared power to vote or to direct the vote 0

		iii.	Sole power to dispose or to direct the disposition of 363,619

		iv.	Shared power to dispose or to direct the disposition of 0

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

(1)	Comprised of 191,755 shares of common stock, 128,388 shares of common stock issuable upon exercise of stock options, and 43,476 shares of common stock issuable upon exercise of warrants.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2011
Signature

/s/ David Goldfarb
Name/Title David Goldfarb

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.